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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 3 Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 7 Material to be Filed as an Exhibit
Signature
EX-99.33: REVISED COMMITMENT LETTER
EX-99.34: REVISED OFFER LETTER
EX-99.35: PRESS RELEASE

Amendment No. 19 to Schedule 13D
     This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; and Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group (the “Group Members”) that includes, in addition to the Reporting Persons, the following members: Paul J. Dolan, as Trustee of the CFD Trust No. 10; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware.
     The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, and Amendment No. 18 filed on December 11, 2006, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 19.
Item 3 Source and Amount of Funds or Other Consideration
The disclosure in Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:
“It is anticipated that the funding for the 2006 Transaction, modified as described in the Revised Offer Letter (as defined in Item 4 below), will be approximately $12.3 billion (including refinancing the Issuer’s existing credit facilities). Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. have executed a commitment letter, dated January 11, 2007 (the “Revised Commitment Letter”) to fully finance the 2006 Transaction (as modified) through a combination of revolving credit facilities, term loans, high yield notes and preferred stock.
This summary of the Revised Commitment Letter does not purport to be complete and is qualified in its entirety by the Revised Commitment Letter attached hereto as Exhibit 33, the complete text of which are hereby incorporated by reference. The structure of the 2006 Transaction (as modified) reflected in the Revised Commitment Letter remains under review and subject to change prior to execution by all parties.”

Item 4. Purpose of Transaction
The disclosure in Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:
“On January 12, 2007, Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, sent a letter (the “Revised Offer Letter”) to the Special Transaction Committee increasing the purchase price offered in connection with the 2006 Transaction to $30.00 per share. In addition, the Revised Offer Letter states that (i) $30.00 per share represents the Reporting Persons’ best and final price in connection with the 2006 Transaction and (ii) the Reporting Persons’ offer to acquire all of the outstanding shares of common stock of the Issuer held by the public stockholders will expire at the close of business on January 17th, 2007. If the $30.00 per share purchase price is accepted by the Special Transaction Committee, the Revised Offer Letter would continue to be conditioned on the execution of mutually satisfactory definitive agreements. This summary of the Revised Offer Letter does not purport to be complete and is qualified in its entirety by the Revised Offer Letter, which is attached hereto as Exhibit 34 and is incorporated herein by reference in its entirety.
As indicated in the Revised Offer Letter, the Reporting Persons continue to be interested only in pursuing the 2006 Transaction and do not intend to sell their stake in the Issuer.
On January 12, 2007, the Reporting Persons issued a related press release, which is attached hereto as Exhibit 35, announcing the delivery of the Revised Offer Letter to the Special Transaction Committee.”
Item 7 Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:
Exhibit 33: Revised Commitment Letter, dated January 11, 2007, executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
Exhibit 34: Revised Offer Letter from Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, to the Special Transaction Committee, dated January 12, 2007.
Exhibit 35: Press Release, dated January 12, 2007.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: January 12, 2007

CHARLES F. DOLAN

By:	*

HELEN A. DOLAN

By:	*

JAMES L. DOLAN

By:	/s/ James L. Dolan

THOMAS C. DOLAN

By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN

By:	*

KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER

By:	*

DEBORAH A. DOLAN-SWEENEY

By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

PAUL J. DOLAN, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6

By:	*

MATTHEW J. DOLAN, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

By:	*

MARY S. DOLAN, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

By:	*

* By:	/s/ Brian G. Sweeney

Brian G. Sweeney
As Attorney-in-Fact